Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 2, DATED AUGUST 28, 2006

TO THE PROSPECTUS DATED AUGUST 17, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 2 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated August 17, 2006, as supplemented by our Supplement No. 1 dated August 21, 2006.

INVESTMENTS IN REAL PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Joint Venture and Property Acquisition

On August 28, 2006, a joint venture (the “Bala Pointe Joint Venture”) between a wholly-owned subsidiary of ours and an affiliate of Amerimar Enterprises, Inc (“Amerimar”), acquired a fee interest in Bala Pointe Office Centre (“Bala Pointe”), an office property located in Bala Cynwyd, Pennsylvania. The total acquisition cost of the property was approximately $35.5 million (consisting of an approximate $34.9 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) an equity contribution from us the Bala Pointe Joint Venture using proceeds from our public equity offering, (ii) an equity contribution from Amerimar to the Bala Pointe Joint Venture and (iii) debt financing obtained by the Bala Pointe Joint Venture. Bala Pointe consists of 172,894 net rentable square feet and is currently 91.5% leased.

Bala Pointe was acquired by the Bala Pointe Joint Venture pursuant to a purchase agreement entered into by and between Bala Pointe Owner LP (a wholly-owned subsidiary of ours formed solely to acquire this property) and Brandywine Operating Partnership, L.P., the seller. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.

The debt financing described above consists of a loan agreement (the “Loan Agreement”) entered into by the Bala Pointe Joint Venture with Bear Stearns Commercial Mortgage, Inc. on August 24, 2006. The term of the Loan Agreement is 30 years, consisting of an initial term of 10 years, during which payments are interest only, followed by an extended term of 20 years during which payments are due pursuant to an amortization schedule. Pursuant to the Loan Agreement, the Bala Pointe Joint Venture received loan proceeds of $24.0 million in the form of a promissory note at a 5.89% fixed interest rate secured by a mortgage on the property. The note is non-recourse to the Bala Pointe Joint Venture and is prepayable in whole subject to certain yield maintenance provisions until three months prior to the 10th anniversary of the date of the Loan Agreement, after which the promissory note may be prepaid without penalty.

Pursuant to an advisory agreement between us and Dividend Capital Total Advisors LLC (the “Advisor”), upon closing we paid to the Advisor an acquisition fee in the amount of approximately $676,000 (equal to 2% of our pro rata portion of the approximately $34.9 million purchase price). Such amount is not included in the approximate $35.5 million total acquisition cost of the property described above. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of the property and (ii) a monthly fee equal to 8.0% of our pro rata portion of the aggregate monthly net operating income derived from the property.

The Bala Pointe Joint Venture was formed for the primary purpose of acquiring Bala Pointe, although we may also pursue similar arrangements with Amerimar in the future. Pursuant to the joint venture agreement, we and Amerimar were required to make initial equity capital contributions equal to 97.0% and 3.0%, respectively, of the total acquisition cost of the property. Additional capital contributions require the unanimous written approval of both parties as to the amount and timing thereof. In addition, Amerimar is eligible for potential profit participation upon the ultimate sale of the property. The Bala Pointe Joint Venture has entered into a property management agreement with Amerimar Bala Pointe Management Co., Inc. (“Amerimar Management”), a Delaware limited liability company and an affiliate of Amerimar, to manage the property on a day-to-day basis, for which Amerimar Management will receive customary market-based property management fees.